SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

En2Go International, Inc.
____________________________________
(Name of Issuer)

Common Stock, par value $.01 per share
________________________________________
(Title of Class of Securities)

______________________________
(CUSIP Number)

Galileo Partners, LLC 11601 Wilshire Blvd. #2040 Los Angeles, CA 90925 (310) 474-7800
____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2008
______________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSON

Galileo Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

5,200,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

5,200,000

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10%

14	TYPE OF REPORTING PERSON*

IV

AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on July 28, 2008 (the “Schedule 13D”), relating to the shares of Common Stock, par value $.0001 per share (the “the “Shares”), EN2GO International, Inc. fka Medusa Style Corporation, a Nevada corporation (the “Issuer”).

     Items 4 of the Schedule 13D is hereby amended and restated as follows:

Item 4.	Purpose Of The Transaction.

On May 30, 2008 the Reporting Person received 2,700,000 Shares pursuant to a consulting agreement between Kevin R. Griffith and Steven Antebi.

On June 8, 2008 the Reporting Person received 2,500,000 Shares as a gift from an Affiliate.

Item 7.	Material To Be Filed As Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: September 22, 2008		Galileo Partners, LLC

	By:	/s/ Steve Antebi
Steve Antebi, Managing Member